FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 March 2009

HSBC FINANCE ANNOUNCES CLOSURE OF CONSUMER LENDING BUSINESS

HFC and Beneficial branches to close; branch-based loan originations to cease

HSBC Finance Corporation today announced the discontinuation of loan originations of all products by its Consumer Lending business. HSBC will continue to service and collect the existing receivable portfolio as it runs off, while continuing efforts to reach out and assist mortgage customers with their loan repayments and home preservation. The Consumer Lending branch offices, branded in the US as HFC and Beneficial, will cease taking new loan applications as soon as practical and substantially all branch offices will be closed as soon as commitments to customers are satisfied.

HSBC remains committed to the US financial services market, including the remaining businesses in HSBC Finance, as well as its US banking operations under HSBC Bank.

Further details are provided in Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (SEC) by HSBC Finance Corporation on March 2, 2009. The document is available by visiting EDGAR on the SEC Web site at www.sec.gov.

Media enquiries to:

Richard Lindsay                           Diane Soucy Bergan
+44 (0)20 7992 1555                  +1 224 544 3310
richardlindsay@hsbc.com             diane.soucy.bergan@us.hsbc.com

Notes to editors:

1. HSBC Finance Corporation
HSBC Finance Corporation is a subsidiary of HSBC North America Holdings Inc., one of the top ten financial organisations in the United States. HSBC Finance Corporation subsidiaries provide real estate secured loans, auto loans, credit cards and private label credit cards, personal non-credit credit cards loans, taxpayer financial services and specialty insurance products.

2.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around  9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 02, 2009